FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 28, 2024

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME) No. 07.628.528/0001-59

Corporate Registry (NIRE): 35.300.326.237

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON OCTOBER 22, 2024

1	DATE, TIME AND PLACE: The Annual and Extraordinary General Shareholders’ Meeting (“Meeting”) was held, on first call, on October 22, 2024, at 12:00 a.m., exclusively by digital means, through the “Ten Meetings” electronic platform, according to the prerogative provided for in article 124, paragraph 2-A, of Law No. 6,404, dated December 15, 1976 (“Law No. 6,404/76”), governed by CVM Resolution No. 81, dated March 29, 2022 (“CVM Resolution No. 81”), taken as being held at the headquarters of BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, located in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1,309, 5th floor, Jardim Paulistano, ZIP Code 01452-002 (“Company”).

2	CALL NOTICE: Pursuant to item II of the first paragraph of article 124, and article 289 of Law No. 6,404/76, the call notice regarding first call was published on the newspaper “O Estado de S. Paulo” on September 20, 21 and 22, 2024, on pages B15, B4 and B3, respectively, and was simultaneously published on the newspaper’s website.

3	LEGAL PUBLICATIONS: The Management Report and the Financial Statements of the Company, accompanied by the Independent Auditors’ Report and the opinions of the Fiscal Council and the Audit Committee, for the fiscal year ended June 30, 2024, were published, in a summarized version, in the newspaper “O Estado de S. Paulo,” in its edition of September 19, 2024, on pages B7 to B9, with simultaneous disclosure of the full version on the website of the same newspaper, in accordance with Article 289, I, of the Brazilian Corporate Law. Additionally, all documents and information related to the items on the agenda were made available to shareholders at the Company’s headquarters and on the Company’s website (ri.brasil-agro.com), the CVM website (gov.br/cvm), and the B3 website (b3.com.br), in accordance with the Brazilian Corporate Law, CVM Resolution 81, and CVM Resolution No. 80, dated March 29, 2022, as amended.

4	ATTENDANCE: Shareholders representing: (i) 70.28% of the Company’s share capital in the Ordinary General Meeting; and (ii) 70.31% of the Company’s share capital in the Extraordinary General Meeting were present, according to valid remote voting ballots considered by the Company and the registration of attendance in the remote participation and voting system, as provided by Article 47, items II and III, respectively, of CVM Resolution 81, which is sufficient for regular installation. The presence of Mr. Alejandro G. Elsztain as a representative of the Company’s Management; (ii) Mr. Geraldo Affonso Ferreira and Mr. Ivan Luvisotto Alexandre as members of the Company’s Fiscal Council; (iii) Mr. Fabiano Nunes Ferrari, a member of the Company’s Audit Committee; and (iv) Mr. Emerson Lima de Macedo, a representative of PricewaterhouseCoopers, the Company’s independent auditor, was also recorded.

5	PRESIDING MEMBERS: President: Alejandro Gustavo Elsztain; and Secretary: Guilherme Martins Bouzan.

6	AGENDA: (A) At the Annual Shareholders’ Meeting: (i) to examine the management accounts, analyze, discuss and vote on the Management’s Annual Report and the Company’s Financial Statements, including the Independent Auditors’ opinion and the Fiscal Council Report, relating to the fiscal year ended on June 30, 2024; (ii) to resolve on the allocation of net profits reported for the fiscal year ended on June 30, 2024, and the declaration of dividends based on the balance of statutory profit reserve; (iii) to establish the Company’s management annual global compensation limit for the fiscal year initiated on July 1, 2024; (iv) to resolve on the determination of the number of members to participate in the Company’s Fiscal Council for the next term of office, pursuant to the Company’s Bylaws; (v) to resolve on the election of the sitting members and the alternate members of the Company’s Fiscal Council; (vi) to resolve on the establishment of the compensation of the members of the Company’s Fiscal Council; and (B) At the Extraordinary General Shareholders’ Meeting: (i) to resolve on the proposal to amend Article 2 of the Company’s Bylaws, granting authority to the Board of Directors to change the location of the Company’s headquarters within the same State; (ii) to resolve on the proposal to amend Article 3 of the Company’s Bylaws to include complementary activities related to the storage and deposit of agricultural products for third parties; and (iii) to resolve on the proposal to consolidate the Company’s Bylaws to reflect the amendments in items (i) and (ii) above, if approved.

7	RESOLUTIONS: Upon the beginning of the meeting, the Vice-President of the Board (i) proposed and it was approved, by unanimous vote of the attending shareholders, that the minutes of the Shareholders’ meeting would be drawn up as a summary of the facts, comprising only the transcription of resolutions passed, and the publication thereof without the signatures of all shareholders, pursuant to paragraphs 1 and 2 of article 130 of Law No. 6,404/76, and paragraph 5, article 10 of the Company’s Bylaws; (ii) clarified that the documents or proposals, explanations of vote, protests or dissent on the matters to be resolved on should be submitted in writing to the Presiding Members, who, for the purpose thereof, would be represented by the Secretary of the Meeting; and (iii) the reading of the documents concerning the matters to be resolved at this Annual and Extraordinary General Shareholders’ Meeting was waived by those attending by unanimous vote, since the shareholders had total knowledge thereof.

After due examining and discussing the matters on the agenda, the shareholders resolved the following:

I.	At the Annual Shareholders’ Meeting:

(i)	To approve, by the majority of the votes of the attending shareholders, without any caveats or restrictions, with the abstention of those legally prevented, the Management’s Annual Report and the Financial Statements, including the Independent Auditors’ Opinion and the Fiscal Council’s Opinion, all related to the fiscal year ended on June 30, 2024.

Abstentions: 4,628,842 shares

Approved by: 65,384,572 votes

Not approved by: 1,151 votes

(ii)	To approve, by the majority of the votes of the attending shareholders, the Management’s Proposal for the net income regarding the fiscal year ended on June 30, 2023, in the amount of two hundred and sixty-eight million, five hundred and thirty-six thousand, one hundred and twenty-nine reais and sixty-four cents (R$ 268,536,129.64) (“Net Profits”), to be allocated as follows:

June 30, 2024 (R$)
Net profits for the fiscal year	226.867.136,25
(-) Constitution of legal reserve (5% of net profits)	(11.343.356,81)
Adjusted net profits	215.523.779,44
(-) Mandatory dividends – 25% of adjusted net profits	(53.880.944,86)
(-) Proposed additional dividends – 47% of adjusted net profits	(101.119.055,14)
Proposed dividends on profits	(155.000.000,00)
Allocation to investment and expansion reserve	60.523.779,44

A.	LEGAL RESERVE: Pursuant to Article 193 of the Brazilian Corporations Law, 5% of Net Profit, amounting to BRL 11,343,356.81 (eleven million, three hundred and forty-three thousand, three hundred and fifty-six reais and eighty-one cents), shall be allocated to the formation of the Legal Reserve.

B.	DIVIDENDS: Pursuant to Article 37 of the Company’s Bylaws and Articles 201 and 202 of the Brazilian Corporations Law, dividends in the total amount of BRL 155,000,000.00 (one hundred and fifty-five million reais) will be distributed to holders of the Company’s common shares, based on net income for the fiscal year ended on June 30, 2024, corresponding as of June 30, 2024, to BRL 1.555983425 per share, disregarding treasury shares, comprising: (i) BRL 53,880,944.86 (fifty-three million, eight hundred and eighty thousand, nine hundred and forty-four reais and eighty-six cents) as mandatory dividends and (ii) BRL 101,119,055.14 (one hundred and one million, one hundred and nineteen thousand, fifty-five reais and fourteen cents) as additional dividends. Payment of dividends must be made within 60 days from their declaration date at the Annual General Meeting. Dividends will be paid to shareholders holding a position in the Company’s stock at the end of the trading session on the AGM date, with Company shares trading “ex” dividends from the following business day (i.e., October 23, 2024) onward. Declared dividend amounts shall not be subject to monetary adjustment or remuneration between the declaration and effective payment date. Dividends are also exempt from Income Tax, pursuant to Article 10 of Law No. 9,249/95 and Article 72 of Law No. 12,973/14.

C.	INVESTMENT AND EXPANSION RESERVE: The remaining balance of Adjusted Net Profit, pursuant to Article 35, item (c) of the Bylaws, totaling BRL 60,523,779.44 (sixty million, five hundred and twenty-three thousand, seven hundred and seventy-nine reais and forty-four cents), will be allocated to the Investment and Expansion Reserve, intended for investments aimed at expanding the Company’s activities, property investments, and the acquisition of new properties for growth purposes, as well as infrastructure investments to increase the Company’s production capacity. The Investment and Expansion Reserve may serve as backing for the Company’s acquisition of its own shares, in accordance with the terms and conditions of a share buyback program approved by the Board of Directors.

Abstentions: 2,734,960 shares

Approved by: 67,278,351 votes

Not approved by: 1,254 votes

(iii)	To approve, by majority vote of the shareholders present, the establishment of the total limit for management remuneration for the fiscal year beginning July 1, 2024, at BRL 16,927,366.00 (sixteen million, nine hundred and twenty-seven thousand, three hundred and sixty-six reais), including benefits of any nature and representation allowances, with the Board of Directors subsequently determining the individual amounts for each manager.

Abstentions: 3,900,609 shares

Approved by: 52,572,891 votes

Not approved by: 13,541,065 votes

(iv)	To approve, by unanimous vote of the shareholders present, the establishment of the number of members of the Company’s Fiscal Council for the next term as 3 (three) principal members and 3 (three) alternate members.

Abstentions: 33,676,239 shares

Approved by: 36,338,326 votes

Not approved by: 0 votes

(v)	To approve, by majority vote of the shareholders present, the election of the following candidates to the Fiscal Council: (a) Ivan Luvisotto Alexandre, Brazilian, married, attorney, registered with the OAB/SP under No. 258.946, ID No. 29.023.152-8, CPF No. 307.599.448-06, with commercial address in São Paulo, State of São Paulo, at Rua Augusta, 1.819, 24th floor, CEP 01413-000, as principal member, and Luiz Fernando Oliveira Fernandes da Silva, Brazilian, single, attorney, ID No. 36.837.681-3 SSP/SP, CPF No. 419.963.598-00, residing in São Paulo, State of São Paulo, at Rua Costa, No. 52, apartment 92, Consolação, CEP 01304-010, as alternate; (b) Marcos Paulo Passoni, Brazilian, married, attorney, registered with the OAB/SP under No. 173.372, ID No. 21.992.195-7 SSP, CPF No. 121.746.898-63, with commercial address in São Paulo, State of São Paulo, at Rua dos Caetés, 878, apartment 111, as principal member, and Ariane Cristina Vilalta, Brazilian, single, attorney, ID No. 34.425.083-0 SSP/SP, CPF No. 328.312.748-42, residing in São Paulo, State of São Paulo, with office at Rua Augusta, 1819, 24th floor, Cerqueira Cesar, CEP 01413-000, as alternate; and (c) Geraldo Affonso Ferreira Filho, Brazilian, married, economist, ID No. 8.761.758-4 (SSP/SP), CPF No. 064.409.028-65, residing in São Paulo, State of São Paulo, at Rua Pedroso Alvarenga, No. 771, apt. 11, Itaim Bibi, CEP 04531-002, as principal member; and Leonardo de Paiva Rocha, Brazilian, married, engineer, ID No. 2015468633 CREA/RJ, CPF No. 598.802.797-00, residing in São Paulo, State of São Paulo, at Rua Professor Eduardo Monteiro, No. 63, Morumbi, CEP 05614-120, as alternate.

Abstentions: 2,897,395 shares

Approved by: 67,114,451 votes

Not approved by: 2,719 votes

As such, the Fiscal Council shall consist of Messrs. Marcos Paulo Passoni, Ivan Luvisotto Alexandre, and Geraldo Affonso Ferreira Filho, as principal members, and Ms. Ariane Cristina Vilalta and Messrs. Luiz Fernando Oliveira Fernandes da Silva and Leonardo de Paiva Rocha, as their respective alternates, with unified terms ending at the Annual General Meeting that approves the Company’s financial statements for the fiscal year ending June 30, 2025.

The elected Fiscal Council members meet the eligibility requirements under Articles 146 and 147 of the Brazilian Corporations Law and will sign their respective Terms of Investiture in the proper book at the first Fiscal Council meeting following this Meeting, subject to the arbitration clause in Article 51 of the Company’s Bylaws.

(vi)	To approve, by majority vote of the shareholders present, the remuneration for elected Fiscal Council members, as per Article 162, §3, of the Brazilian Corporations Law, at an amount equivalent, for each acting member, to 10% (ten percent) of the average remuneration attributed to the Company’s Board members, excluding benefits, representation allowances, and profit-sharing.

Abstentions: 2,911,511 shares

Approved by: 67,092,012 votes

Not approved by: 11,042 votes

II.	At the Extraordinary General Shareholders’ Meeting:

(i)	To approve, by majority vote of the shareholders present, the amendment of Article 2 of the Company’s Bylaws to grant the Board of Directors the authority to change the Company’s registered office address within the same State.

Abstentions: 2,737,468 shares

Approved by: 67,299,690 votes

Not approved by: 4,107 votes

As a result of the amendment approved herein, article 2 of the Company’s Bylaws will come into force with the following wording:

“Article 2 – By resolution of the Board of Directors, the address of the Company’s headquarters may be changed, and branches or offices may be established, relocated, or dissolved in any part of the national territory”.

(ii)	To approve, by majority vote of the shareholders present, the amendment of Article 3 of the Bylaws to include additional activities related to storage and warehousing of agricultural products for third parties.

Abstentions: 2,737,727 shares

Approved by: 67,300,355 votes

Not approved by: 3,183 votes

As a result of the amendment approved herein, article 3 of the Company’s Bylaws will come into force with the following wording:

“Article 3 – The Company’s corporate purpose is:

I - the exploitation of agricultural, livestock, and forestry activities of any kind and nature, and the rendering of services directly or indirectly related;

II - the purchase, sale and/or lease of properties, land, buildings and real estate in rural and/or urban areas;

III - the import and export of agricultural and livestock-related products and inputs;

IV - the intermediation in real estate operations of any kind;

V - the participation in other companies as quotaholder or shareholder, and in commercial undertakings of any nature, in Brazil and/or abroad, directly or indirectly related to the objectives described herein;

VI - the management of its own assets and those of third parties; and

VII - the storage and warehousing of agricultural products for third parties”.

(iii)	To approve, by the majority of the votes of the attending shareholders, consolidated Company’s Bylawsto reflect the amendments approved in items (i) and (ii) above.

Abstentions: 2,738,578 shares

Approved by: 67,299,231 votes

Not approved by: 3,456 votes

As a result of the approved amendment, the consolidated Bylaws of the Company shall come into effect as per Exhibit I to these minutes.

8	CLOSING: There being no further matters to discuss, the meeting was closed and these minutes were drafted as summary, which, after being read and approved, were duly signed by all attending members.

9	SIGNATURES: President: Alejandro Gustavo Elsztain; and Secretary: Guilherme Martins Bouzan.

10	SHAREHOLDERS ATTENDING THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING DIGITALLY: ALEJANDRO GUSTAVO ELSZTAIN, ANDRÉ GUILLAUMON, GUSTAVO JAVIER LOPEZ, MARIANA FONSECA DE SOUZA REZENDE BRESCIANI. Represented by Ruan Alves Pires: NORDLAND FUNDO DE INVESTIMENTO DE AÇÕES – BDR NÍVEL I – INVESTIMENTO NO EXTERIOR, CHARLES RIVER FUNDO DE INVESTIMENTO DE AÇÕES. Represented by André Guillaumon: BRASIL AGRONEGÓCIO – FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA. Represented by Daniela Cristina da Silva: Helmir S.A., Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria, CRESUD SACIF Y A. Represented by Christiano Marques de Godoy: THE BANK OF NEW YORK – ADR DEPARTMENT.

11	SHAREHOLDERS ATTENDING THE ANNUAL GENERAL MEETING VIA REMOTE VOTING BALLOT: JULIO CESAR DE TOLEDO PIZA NETO, ELIE HORN, PRUDENTIAL TRUST COMPANY, KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP, GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST, MDPIM EMERGING MARKETS EQUITY POOL, UPS GROUP TRUST, VIRGINIA RETIREMENT SYSTEM, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, ALASKA PERMANENT FUND, INTERVENTURE EQUITY INVESTMENTS LIMITED, NATWEST TRUST AND DEP S L AS T F ST.JAMES’S P B M U TRUST, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, INTERNATIONAL MONETARY FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, ROTHKO EMERGING MARKETS ALL CAP EQUITY FUND, L.P., VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, ISHARES MSCI EMERGING MARKETS SMALL CAP ETF, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, CITY OF NEW YORK GROUP TRUST, TIFF MULTI-ASSET FUND, SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F., POLICE AND FIREMEN’S RETIREMENT SYSTEM OF NEW JERS, VANGUARD ESG INTERNATIONAL, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST, ISHARES MSCI GLOBAL AGRICULTURE PRODUCERS ETF, GMO EMERGING MARKETS EX-CHINA FUND, A SERIES OF GM, ISHARES III PUBLIC LIMITED COMPANY, BB ETF NDICE DIVERSIDADE B3 INVESTIMENTO SUSTENTVEL FUNDO DE, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, THE TIFF KEYSTONE FUND, L.P., BRASILPREV TOP ACOES DIVIDENDOS FI, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, BB ETF SP DIVIDENDOS BRASIL FUNDO DE INDICE, COLLEGE RETIREMENT EQUITIES FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, THRIFT SAVINGS PLAN, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, SEGALL BRYANT HAMILL COLLECTIVE INVESTMENT TRUST, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, DIMENSIONAL EMERGING MKTS VALUE FUND, EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND, SSGA SPDR ETFS EUROPE I PLC, SPDR SP EMERGING MARKETS SMALL CAP ETF, AMERICAN CENTURY ETF TRUST-AVANTIS EMERGING MARKET, BB TOP ACOES SETORIAL CONSUMO FI, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, ISHARES MSCI BRAZIL SMALL CAP ETF, RAYTHEON TECHNOLOGIES C. M. R. TRUST, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, GMO EMERGING M. FUND, A SERIES OF GMO TRUST, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B, KOPERNIK GLOBAL ALL CAP FUND, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, THRIFT SAVINGS PLAN, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, THE UNITED NATIONS JOINTS STAFF PENSION FUND, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, BB TOP ACOES AGRO FUNDO DE INVESTIMENTO EM ACOES, NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND, BB ETF IAGRO-FFS B3 FUNDO DE ÆNDICE, ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, HEDGE ALTERNATIVE INVESTMENTS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO, HEDGE PREV ICATU REAL ESTATE FIFE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO, BB TOP ACOES DIVIDENDOS FIA, BOSSA NOVA FUNDO DE INVESTIMENTO FINANCEIRO, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, ISHARES PUBLIC LIMITED COMPANY, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, 4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, MAR DO ALTO FUNDO DE INVESTIMENTO EM AÇÕES – INVESTIMENTO NO EXTERIOR, MAR VALUE FUNDO DE INVESTIMENTO EM AÇÕES, VERNEUIL FUNDO DE INVESTIMENTO MULTIMERCADO, AGPJ FUNDO DE INVESTIMENTO DE AÇÕES INVESTIMENTO NO EXTERIOR, HALF MOON BAY FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR and PAULA JULIETA RAGNO.

12	SHAREHOLDERS ATTENDING THE EXTRAORDINARY GENERAL MEETING VIA REMOTE VOTING BALLOT: JULIO CESAR DE TOLEDO PIZA NETO, ELIE HORN, KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP, GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST, MDPIM EMERGING MARKETS EQUITY POOL, UPS GROUP TRUST, VIRGINIA RETIREMENT SYSTEM, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, ALASKA PERMANENT FUND, INTERVENTURE EQUITY INVESTMENTS LIMITED, NATWEST TRUST AND DEP S L AS T F ST.JAMES’S P B M U TRUST, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, INTERNATIONAL MONETARY FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, ROTHKO EMERGING MARKETS ALL CAP EQUITY FUND, L.P., VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, ISHARES MSCI EMERGING MARKETS SMALL CAP ETF, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, CITY OF NEW YORK GROUP TRUST, TIFF MULTI-ASSET FUND, SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F., POLICE AND FIREMEN’S RETIREMENT SYSTEM OF NEW JERS, VANGUARD ESG INTERNATIONAL, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST, ISHARES MSCI GLOBAL AGRICULTURE PRODUCERS ETF, GMO EMERGING MARKETS EX-CHINA FUND, A SERIES OF GM, ISHARES III PUBLIC LIMITED COMPANY, BB ETF NDICE DIVERSIDADE B3 INVESTIMENTO SUSTENTVEL FUNDO DE, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, THE TIFF KEYSTONE FUND, L.P., BRASILPREV TOP ACOES DIVIDENDOS FI, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, BB ETF SP DIVIDENDOS BRASIL FUNDO DE INDICE, COLLEGE RETIREMENT EQUITIES FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, THRIFT SAVINGS PLAN, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, SEGALL BRYANT HAMILL COLLECTIVE INVESTMENT TRUST, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, DIMENSIONAL EMERGING MKTS VALUE FUND, EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND, SSGA SPDR ETFS EUROPE I PLC, SPDR SP EMERGING MARKETS SMALL CAP ETF, AMERICAN CENTURY ETF TRUST-AVANTIS EMERGING MARKET, BB TOP ACOES SETORIAL CONSUMO FI, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, ISHARES MSCI BRAZIL SMALL CAP ETF, RAYTHEON TECHNOLOGIES C. M. R. TRUST, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, GMO EMERGING M. FUND, A SERIES OF GMO TRUST, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B, KOPERNIK GLOBAL ALL CAP FUND, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, THRIFT SAVINGS PLAN, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, THE UNITED NATIONS JOINTS STAFF PENSION FUND, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, BB TOP ACOES AGRO FUNDO DE INVESTIMENTO EM ACOES, NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND, BB ETF IAGRO-FFS B3 FUNDO DE ÆNDICE, ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, HEDGE ALTERNATIVE INVESTMENTS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO, HEDGE PREV ICATU REAL ESTATE FIFE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO, BB TOP ACOES DIVIDENDOS FIA, BOSSA NOVA FUNDO DE INVESTIMENTO FINANCEIRO, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, FUNDO DE INVESTIMENTO MULTIMERCADO CP IE -3102, ISHARES PUBLIC LIMITED COMPANY, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, 4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, MAR DO ALTO FUNDO DE INVESTIMENTO EM AÇÕES – INVESTIMENTO NO EXTERIOR, MAR VALUE FUNDO DE INVESTIMENTO EM AÇÕES, VERNEUIL FUNDO DE INVESTIMENTO MULTIMERCADO, AGPJ FUNDO DE INVESTIMENTO DE AÇÕES INVESTIMENTO NO EXTERIOR, HALF MOON BAY FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR and PAULA JULIETA RAGNO.

São Paulo, October 22, 2024.

[Remainder of page intentionally left blank]

(Signature page of the minutes of the Annual and Extraordinary General Shareholders’ Meeting of
Brasilagro – Companhia Brasileira de Propriedades Agrícolas, held on October 22, 2024)

PRESIDING MEMBERS:

Alejandro Gustavo Elsztain	Guilherme Martins Bouzan
President	Secretary

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BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME) No. 07.628.528/0001-59

Corporate Registry (NIRE): 35.300.326.237

EXHIBIT I

TO THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING HELD ON OCTOBER 22, 2024

CONSOLIDATED BYLAWS OF

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME) No. 07.628.528/0001-59
Corporate Registry (NIRE): 35.300.326.237

CHAPTER I

NAME, HEAD OFFICE, PURPOSE, AND DURATION

Article 1 – BrasilAgro – Companhia Brasileira de Propriedades Agrícolas is a corporation governed by these Bylaws and Other applicable law (“Company”).

Article 2 – By resolution of the Board of Directors, the address of the Company’s headquarters may be changed, and branches or offices may be established, relocated, or dissolved in any part of the national territory.

Article 3 – The Company’s corporate purpose is:

I	the exploitation of agricultural, livestock, and forestry activities of any kind and nature, and the rendering of services directly or indirectly related;

II	the purchase, sale and/or lease of properties, land, buildings and real estate in rural and/or urban areas;

III	the import and export of agricultural and livestock-related products and inputs;

IV	the intermediation in real estate operations of any kind;

V	the participation in other companies as quotaholder or shareholder, and in commercial undertakings of any nature, in Brazil and/or abroad, directly or indirectly related to the objectives described herein; and

VI	the management of its own assets and those of third parties; and

VII	the storage and warehousing of agricultural products for third parties.

Article 4 – With the Company’s admission to the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, if any, are subject to the provisions of the B3 Novo Mercado Listing Regulations (“Novo Mercado Listing Regulations”).

Article 5 – The Company has an indefinite term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 6 – The Company’s capital stock, fully subscribed and paid-in, is of one billion, five hundred eighty-seven million, nine hundred eighty-seven thousand, six hundred sixty-five Brazilian Reais and seven cents (BRL 1,587,987,665.07), divided in one hundred two million, six hundred eighty-three thousand, four hundred forty-four (102,683,444) common shares, all nominative and with no par value.

Article 7 – The Company is authorized to increase its capital stock up to the limit of Three billion Brazilian Reais (BRL 3,000,000,000.00), regardless of any changes of these Bylaws, pursuant to article 168 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”).

Paragraph 1 – Within the limits of authorized capital and by resolution of the Board of Directors, the Company may increase the capital stock by issuing shares, debentures convertible into shares and subscription warrants. The Board of Directors will stablish the conditions of the issue, including price and payment term.

Paragraph 2 – Within the limits of authorized capital and according to the plans approved by the General Shareholders’ Meeting, the Board of Directors may grant stock options or subscriptions of shares to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for the shareholders.

Paragraph 3 – The issuance by the Company of beneficial interest is herewith prohibited.

Article 8 – The capital stock will be represented exclusively by common shares and each common share will correspond to the right to one vote in the resolutions of the General Shareholders’ Meeting.

Article 9 – At the Board of Directors’ discretion, preemptive rights may be excluded or reduced in the issuance of shares, debentures convertible into shares, and subscription warrants, whose placement is made through stock exchange or public subscription, or through an exchange for shares in a public offering for the acquisition of control, under the terms established by law, within the limit of authorized capital.

CHAPTER III

SHAREHOLDERS’ MEETING

Article 10 – The Shareholders’ will hold ordinary meetings every year and, extraordinary meetings, whenever convened pursuant to the terms of Corporation Law or these Bylaws.

Paragraph 1 – The resolutions of the General Shareholders’ Meeting are subject to an absolute majority of votes present, not counting blank votes, except in the special cases foreseen by law and these Bylaws.

Paragraph 2 – The General Shareholders’ Meeting can only resolve on matters of the agenda, pursuant to the respective call notice, subject to the exceptions set forth in the Corporation Law.

Paragraph 3 – At the General Shareholders’ Meeting, the shareholders shall present, preferably at least two (2) days in advance, the documents proving their identity, ownership of the shares of the Company and, as the case may be, their representation.

Paragraph 4 – The shareholder may be represented in the General Shareholders’ Meeting by an attorney-in-fact appointed less than one (1) year provided he/she is a shareholder, a manager of the Company, a lawyer, a financial institution or an investment fund manager that represents the joint owners.

Paragraph 5 – The resolutions of the General Shareholders’ Meeting must be drawn up as a summary of the facts occurred, briefly indicating the vote of the shareholders present, the blank votes and abstentions; and, by resolution of the shareholders representing the majority of the voting shares present at the meeting, the minutes shall be published with omission of signatures.

Article 11 – The General Shareholders’ Meeting shall be installed and chaired by the chairman of the Board of Directors or, in its absence, installed and chaired by other member of the Board of Directors, Board of Officers or shareholder appointed by writing by the chairman of the Board of Directors. The chairman of the General Shareholders’ Meeting may appoint up to two (2) secretaries.

Article 12 – In addition to the provisions established by applicable law, the General Shareholders’ Meeting shall have exclusive responsibility to convene upon the following matters:

I	elect and dismiss the members of the Board of Directors;

II	set the overall annual Compensation of the members of the Board of Directors and the Board of Officers, as well as that of the members of the Fiscal Council;

III	allocate share bonuses and decide on any grouping and splitting of shares;

IV	approve stock option or stock subscription plans for the managers and employees of the Company, as well as for the managers and employees of other companies that are directly or indirectly controlled by the Company;

V	resolve, according to the proposal presented by the management, on the Destination of the profit of the fiscal year and the distribution of dividends;

VI	elect the liquidator, as well as the Fiscal Council that must function within the liquidation period;

VII	resolve on the cancellation of the Company’s registration as a publicly held company with the CVM;

VIII	resolve on the issuance of shares, debentures convertible into shares and subscription warrants in an amount exceeding the authorized capital;

IX	resolve on the execution of transactions with related parties, the sale or contribution of assets to another company, in case the transaction exceeds fifty percent (50%) of the value of the total assets of the Company, as per the last approved balance sheet; and

X	file for bankruptcy, judicial or extrajudicial recovery, liquidation or dissolution of the Company.

Article 13 – The General Shareholders’ Meeting may also be convened to exempt a public tender offer (oferta pública para aquisição de ações or “PTO”) for delisting of Novo Mercado, which shall be convened on first call with the presence of shareholders representing at least two-thirds (2/3) of the Free Float. If said quorum is not reached, the General Shareholders’ Meeting may be convened on second call with the presence of shareholders representing any number of shares of the Free Float. The resolution concerning the exemption of the PTO must be approved by a majority of the votes of shareholders holding Free Float present at the General Shareholders’ Meeting, as provided for in the Novo Mercado Listing Regulation.

Sole Paragraph – For the purposes of these Bylaws, “Free Float” means all shares issued by the Company, Other than those held by the controlling shareholder, any related persons, managers of the Company and treasury stock.

CHAPTER IV

MANAGEMENT

Section I – Common provisions to the management bodies

Article 14 – The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The members of the Board of Directors and the Board of Directors will take office upon the (i) signature of the investiture term drawn up in the proper book, which will contemplate its subjection to the arbitration clause, provided for in Article 53 of these Bylaws; and (ii) compliance with the applicable legal requirements.

Paragraph 2 – The members of the Board of Directors and Board of Officers shall remain in their roles until the investiture of its replacements, except in case of otherwise resolved by the General Shareholders’ Meeting or by the Board of Directors, as the case may be.

Paragraph 3 – The roles of chairman of the Board of Directors and Chief Executive Officer (CEO) or main executive of the Company may not be accumulated by the same individual, except in the event of vacancy, pursuant to the terms of the Novo Mercado Listing Regulation.

Article 15 – The General Shareholders’ Meeting will set the annual global Compensation for distribution among the managers, and the Board of Directors will be responsible for distributing the amount individually, after considering the opinion of the Compensation Committee.

Article 16 – Any of the management bodies validly meets with the presence of the majority of its members and resolves by the vote of the Absolute majority of those present, except as provided in Article 22 of these Bylaws.

Sole Paragraph – Prior call notice shall be required for the meetings of the management bodies, pursuant to the terms of these Bylaws. Prior call for the meeting as a condition for its validity shall only be exempted if all its members are present. The member of the management body who can not attend the meeting in person or by any means, as provided for in these Bylaws, shall also be deemed present and may cast a vote, if he/she so wished, if he/she sends a written communication to the chairman of the respective body and/or to the secretary of the meeting, stating its vote instructions to be cast on his/her behalf at the meeting, in which case the vote may only be computed if is given under the terms of the written communication sent by the member in question.

Section II – Board of Directors

Article 17 – The Board of Directors shall be comprised by, at least five (5) and at most nine (9) members, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 – With regards to the Board of Directors, at least two (2) members or twenty percent (20%) of the Board of Directors, whichever is greater, must be independent directors, pursuant to the definition of the Novo Mercado Listing Regulation. The characterization of the nominees to the Board of Directors as independent directors must be decided by the General Shareholders’ Meeting that elects them.

Paragraph 2 – When a fractional number results from the percentage referred to in the above paragraph, it will be rounded up to the next whole number, according to the Novo Mercado Listing Regulation.

Paragraph 3 – At the General Shareholders’ Meeting, the shareholders must decide on the actual number of members that should comprise the Board of Directors.

Paragraph 4 – The Director must have an unblemished reputation, and may not be elected, unless exempted by the General Shareholders’ Meeting, anyone who (i) holds positions in companies that may be considered competitors of the Company; or (ii) represents conflicting interests with the Company.

Paragraph 5 – To better perform its functions, the Board of Directors will have the assistance of the Compensation Committee, the Executive Committee, the Audit Committee, and other committees that may be created by resolution of the Board of Directors itself. The Committees will always act with the intention of advising the Board of Directors, without any binding decision power over it. The Committees will be integrated by people appointed by the Board of Directors among the members of the management and/or other people linked directly or indirectly to the Company.

Paragraph 6 – The acting members of the Board of Directors will automatically be considered for reelection by joint proposal of the members of the Board of Directors. In case the cumulative voting procedure (voto múltiplo) has not been requested, the members of the Board of Directors shall decide by an absolute majority of those present at the meeting to propose the name of replacement candidates to replace any acting member of the Board of Directors who declines reelection, to the extent that such nomination is necessary to compose the slate of candidates for the positions on the Board of Directors, pursuant to Article 18 below. If the cumulative voting procedure has been requested, each acting member of the Board of Directors will be considered as a candidate for reelection to the Board of Directors and no replacement candidates will be nominated for the position of any acting member who declines reelection.

Paragraph 7 – If the Company receives a written request from shareholder wishing to request the adoption of cumulative voting procedure, pursuant to article 141, paragraph 1 of Corporation Law, the Company will disclose the receipt and the content of such request (i) immediately, by electronic means, to the CVM and to B3; and (ii) within two (2) days of receipt of the request, counting only days when the newspapers usually used by the Company are in circulation, by publishing a notice to shareholders.

Paragraph 8 – If any shareholder wishes to appoint one or more representatives to compose the Board of Directors who are not members in its most recent composition, such shareholder must notify the Company in writing, preferably five (5) days prior to the General Shareholders’ Meeting that will elect the members of the Board of Directors, containing the information of the candidates required by applicable regulation, including its name, qualifications and professional resume. If the appointment of one or more candidates to compose the Board of Directors is received, the Company will disclose the receipt and the content of the appointment, electronically, via notice to shareholders.

Article 18 – If the adoption of cumulative voting procedure has not been requested for the election of the members of the Board of Directors, the General Shareholders’ Meeting shall vote by means of plates previously registered with the presiding of the meeting and shall assure to shareholders holding, individually or in group, at least fifteen percent (15%) of the Company’s common shares, provided that such percentage may be reduced according to the understanding and/or regulation of CVM, the right to elect in a separate vote, a member to compose the Board of Directors. The presiding of the meeting shall not accept the registration of any plates in violation of the provisions of this Article.

Article 19 – The Board of Directors shall have one (1) chairman and one (1) vice chairman, who shall be elected by an absolute majority of votes of those present, at the meeting of the Board of Directors held after the investiture of such members, or whenever a resignation or vacancy occurs in those positions. The vice-chairman will exercise the chairman’s position in his absences, regardless of any formality. In the event of absence of both the chairman and the vice-chairman of the Board of Directors, the duties of the chairman will be performed by another member of the Board of Directors appointed by the chairman.

Sole Paragraph – The chairman or vice-chairman of the Board of Directors will convene and preside over the meetings of the Board of Directors and the General Shareholders’ Meeting, except in the cases of General Shareholders’ Meeting, in which he/she appoints in writing a member of the Board of Directors, Board of Officers or shareholder to preside over the meeting.

Article 20 – The Board of Directors shall meet, ordinarily, six (6) times a year and, extraordinarily, whenever called by the chairman or by the majority of its members. The meetings of the Board of Directors may be held by conference call, videoconference or by any other means of communication that allows the identification of the member and simultaneous communication with all other individuals present at the meeting.

Paragraph 1 – Meetings will be called by written notice delivered to each member of the Board of Directors at least five (5) business days in advance, which must include the agenda, date, time, and place of the meeting.

Paragraph 2 – All resolutions taken by the Board of Directors will be recorded in the minutes drawn up in the Book of Minutes of the Board of Directors Meetings and signed by the directors present.

Article 21 – In addition to the provisions established by applicable law and by these Bylaws, the Board of Directors shall have exclusive responsibility to convene upon the following matters:

I	to give general guidelines on the Company’s business;

II	to elect and remove the Board of Officers;

III	to assign each member of the Board of Officers to its respective responsibilities, including the Investor Relations Officer, subject to the provisions of these Bylaws;

IV	to convene the General Shareholders’ Meeting, when deemed convenient, or pursuant to the rules or article 132 of Corporation Law;

V	to inspect the management of the members of the Board of Officers, examining, at any time, the Company’s books and records and requesting information about agreements executed or about to be executed and any other acts;

VI	to appoint and dismiss of the independent auditors, considering the recommendations of the Audit Committee or Fiscal Council, as applicable;

VII	to summon the independent auditors to provide necessary clarifications on any matter;

VIII	to appraise the management report and the accounts of the Board of Officers, accompanied by the independent auditors’ report, and resolve on its submission to the General Shareholders’ Meeting;

IX	to approve the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution;

X	to manifest itself previously about any subject to be submitted to the General Shareholders’ Meeting;

XI	to authorize the issuance of shares, debentures convertible into shares and subscription bonuses of the Company, within the limits authorized in Article 7 of these Bylaws, establishing the conditions of issuance, including price and payment terms, also being entitled to exclude the preemptive right or reduce the term for its exercise in the issuance of shares, subscription bonuses and convertible debentures, the placement of which is made through sale on the stock exchange or by public subscription or in a PTO for acquisition of control, under the terms established by the applicable law, pursuant to Article 9;

XII	to resolve on the acquisition by the Company of shares of its own issuance, to be maintained in treasury and/or further retired or disposed;

XIII	to grant stock options or share subscription plans to the managers and employees of the Company, as well as to the managers and employees of other companies that are controlled directly or indirectly by the Company, without preemptive rights to the shareholders under the terms of the plans approved by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XIV	to establish the amount of profit sharing for the Officers and employees, after considering the opinion of the Compensation Committee;

XV	to distribute among the Officers, individually, a portion of the management’s overall annual compensation fixed by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XVI	to approve, after considering the opinion of the Compensation Committee, the execution of any agreement between the Company and each Officer that contemplates the payment of amounts, including the payment amounts as indemnification, due to: (i) the Officer’s voluntary or involuntary dismissal; (ii) change of control; (iii) any other event.

XVII	to issue simple debentures, not convertible into shares and without collateral;

XVIII	to grant any guarantees for third-party obligations;

XIX	to establish the competence of the Board of Officers to issue any credit instruments for funding, be they bonds, notes, commercial papers or other commonly used in the market, also deciding on the conditions for issuance and redemption, and may, int the case it defines, require the prior approval of the Board of Directors as a condition for validity of the act;

XX	to approve the hiring of a service rendering company for bookkeeping;

XXI	to dispose, pursuant to these Bylaws and the applicable law, about the agenda of its works and adopt or edit regimental rules for its operation;

XXII	to decide on the payment or credit of interest on equity to shareholder, under the terms of applicable law;

XXIII	to approve that the Board of Officers or any subsidiary of the Company sells or encumbers real estate properties and/or permanent asset; acquires real estate properties and/or permanent assets; and also, undertakes financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the amount of the transactions undertook exceeds, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00), within the period of one (1) year;

XXIV	to approve that the Board of Officers proceeds with the incurrence of indebtedness for borrowed money by the Company, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

XXV	to approve the release of financial statements and the distribution of interest on the shareholders equity (juros sobre o capital próprio) in periods equal to or less than six (6) months, to the account of profits (conta de lucros) verified in such financial statements, the retained earnings account (conta de lucros acumulados) or the profit reserves account (conta de reserva de lucros existentes) existing in the last annual or semiannual balance sheet, as provided for in these Bylaws and in the applicable legislation.

XXVI	to authorize the Board of Officers to implement the creation and suppression of subsidiaries of the Company and the participation of the Company in the capital stock of other companies in Brazil or abroad. Also, to authorize statutory modifications and corporate reorganizations in the subsidiaries, and the request for judicial or extrajudicial reorganization or bankruptcy of the Company or its subsidiaries.

XXVII	to authorize the Board of Officers to grant powers of attorney on behalf of the Company;

XXVIII	to approve internal regulations, when aplicable, and the following regulatory acts of the Company: (a) Code of Conduct (Código de conduta); (b) Compensation Policy (Política de remuneração); (c) Policy for the appointment and filing of positions on the Board of Directors, advisory committees and Board of Officers (Política de indicação e preenchimento de cargos de Conselho de Administração, comitês de assessoramento e Diretoria Estatutária); (d) Risk Management Policy (Política de Gerenciamento de Riscos); (e) Policy for Transactions with Related Parties (Política de Transações com Partes Relacionadas); and (f) Policy on Securities Exchange (Política de Negociação de Valores Mobiliários);

XXIX	to approve the budget of the internal audit team, and of the other advisory committees, if and when established;

XXX	to prepare and disclose a grounded opinion manifesting itself favorably or against any PTO that has as object the shares issued by the Company, disclosed within fifteen (15) days from the publication of the PTO notice, with regard to: (i) the convenience and opportunity of the PTO as to the interest of the Company and of the shareholders as a whole, including as to the price and the potential impacts on the liquidity of the securities held by them; (ii) the strategic plans disclosed by the offeror in relation to the Company; (iii) the alternatives to the acceptance of the PTO available in the market, as well as the information required by the applicable rules established by the CVM; and

XXXI	to elect the members of the Audit Committee, Compensation Committee, Executive Committee and other non-statutory advisory committees, if any.

Paragraph 1 – The members of the Board of Directors who are also Officers shall abstain from voting on the matters provided for in items VIII, XIV e XV of this Article 21.

Paragraph 2 – The Company will not grant financing or guarantees to the members of the Board of Directors or its Officers, except under a stock option plan or under a long-term incentive stock plan.

Article 22 – The approval of the qualified majority of two-thirds of the members of the Board of Directors is required to resolve on the matters listed below, except for the one listed on item VI, for which the approval of the qualified majority of three-fourths of the members of the Board of Directors is required:

I	proposal for redemption, repurchase or amortization of shares;

II	proposal for creation or issuance of subscription warrants or other securities convertible into Company’s shares;

III	proposal of merger (incorporação) of the Company into another Company, merger (incorporação) of another company the Company; merger of shares (incorporação de ações) involving the Company, amalgamation (fusão) or spin-off (cisão);

IV	proposal for winding-up, liquidation or extinction of the Company, or suspension of the condition of liquidation of the Company;

V	proposal for participation of the Company in a group of companies; and

VI	proposal for change in the corporate purpose of the Company.

Section III – Compensation Committee

Article 23 – The Compensation Committee will consist of three (3) members, appointed and dismissible by the Board of Directors. The members will be appointed from among the members of the Board of Directors, who must be independent in relation to the members of the Board of Officers and may not be Officers, spouses of Officers or relatives to the third degree of Officers. The Compensation Committee will exercise advisory functions according to its internal regulation and will also assist the Board of Directors to establish the terms of compensation and other benefits and payments to be received for any reason from the Company by the Officers and Directors. The Compensation Committee shall be responsible for:

I	submit to the Board of Directors a proposal for distribution of the annual global compensation among the Officers and members of the Board of Directors;

II	opine about the granting of stock options or share subscriptions to the managers and/or employees of the Company;

III	opine upon the participation of the Officers and employees of the Company in the profits; and

IV	opine about any agreement to be entered into between the Company and any Officer that contemplates the payment of amounts due to the voluntary or involuntary dismissal of any Officer, change of control or any other similar event, including the payment of amounts as indemnification.

Section IV – Executive Committee

Article 24 – The Board of Directors will appoint, from among its members, three (3) members of the Board of Directors to compose the Executive Committee. The Executive Committee will exercise consulting functions in accordance with its internal regulation and will assist the Board of Directors in its function as a supervisory body, opining and/or periodically reviewing certain strategic and/or financial matters of the Company. The Executive Committee is responsible for:

I	opine upon:

a.	the business plans of the Company;

b.	the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution; and

c.	any capital investment or disinvestment in amount exceeding ten million Brazilian Reais (BRL 10,000,000,00).

II	periodically revise the financial requirements for transactions exceeding ten million Brazilian Reais (BRL 10,000,000,00).

Section V – Board of Officers

Article 25 – The Board of Officers, whose members shall be elected and dismissible at any time by the Board of Directors, shall consist of two (2) to six (6) Officers, one of them being the Chief Executive Officer and the others with no specific designation, all with a term of office of one (1) year, reelection being allowed. The Board of Directors will appoint one of the Officers of the Company for the position of Investor Relations Officer.

Paragraph 1 –The election of the Board of Officers shall occur up to five (5) business days after the General Shareholders’ Meeting, and the investiture of those elected may coincide with the expiration of the term of office of their predecessors.

Paragraph 2 – In his absences, the Chief Executive Officer will be replaced by another Officer chosen by the Chief Executive Officer. In the event of a vacancy of the position of Chief Executive Officer, if there is no previously designated successor, his or her replacement will be chosen by resolution of the Board of Directors in a meeting to be called immediately by the chairman of the Board of Directors.

Paragraph 3 – The other Officers will be replaced, in cases of absence, by another Officer, chosen by the Chief Executive Officer. In the event of a vacancy in the position of Officer, the interim replacement will be chosen by the Chief Executive Officer and will take over the position of Officer until the first subsequent meeting of the Board of Directors, which will appoint a replacement for the remainder of the term of office.

Paragraph 4 – The Investor Relations Officer shall monitor the fulfillment of the obligations set forth in Article 44 of these Bylaws by shareholders of the Company and shall report to the General Shareholders’ Meeting and to the Board of Directors, when requested, his conclusions, reports and diligences.

Paragraph 5 – The Officers with no specific designation are responsible for assisting and helping the Chief Executive Officer in the management of the Company’s business and for performing the activities related to the functions that have been assigned to them by the Board of Directors.

Article 26 – The Board of Directors have all powers to perform the acts necessary for the regular operation of the Company and the achievement of its corporate purpose, however special they may be, including the power to sell and encumber permanent assets, waive rights, compromise and agree, in compliance with the relevant legal or statutory provisions. It is responsible for managing the Company’s business, in special:

I	comply and enforce these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

II	decide upon the opening, closure and change of addresses of branches, agencies, warehouses, offices and any other establishments of the Company, in Brazil or abroad;

III	submit, annually, to the appreciation of the Board of Directors, the management report and the accounts of the Board of Officers, accompanied by the independent auditors’ report, as well as the proposal for the allocation of profits from the previous year;

IV	elaborate and propose to the Board of Directors the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs;

V	approve the creation and withdrawal of subsidiaries and the participation of the Company in the capital stock of other companies, in Brazil or abroad, considering the previous manifestation of the Board of Directors;

VI	approve the sale or encumbrance of real estate properties and/or permanent assets; the acquisition of real estate properties and/or permanent assets; and, also, the assumption of financial commitments associated with projects in which the Company intends to invest, provided that the Board of Directors have approved such transactions, whenever the amount exceeds, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

VII	the incurrence of indebtedness for borrowed money by the Company, provided that the Board of Directors have approved such transaction, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10,000,000.00);

VIII	encumber real estate assets, assign proper rights or grant proper rights in loan guarantees; and

IX	decide on any matter that is note of exclusive competence of the General Shareholders’ Meeting or the Board of Directors.

Article 27 – The Chief Executive Officer is responsible for coordinating the activities of the other Officers and for guiding the implementation of activities related to the Company’s general planning:

I	convene the Board of Officers meeting, in writing, at least five (5) business days in advance, and preside over them;

II	maintain the members of the Board of Directors informed on any activities of the Company and the progress of its operations;

III	propose, without exclusive initiative, to the Board of Directors, the role assignment to each Officer at the time of their respective election;

IV	exercise other functions that may be assigned to it by the Board of Directors;

V	appoint the replacement of the other Officers in cases of absence; and

VI	appoint the interim replacement of the other Officers in cases of vacancy, pursuant to Article 25 of these Bylaws.

Article 28 – As a general rule, and except for the cases dealt with in the subsequent Paragraphs, the Company will be represented by two (2) members of the Board of Officers, or by one (1) member of the Board of Officers together with one (1) attorney-in-fact, or by two (2) attorneys-in-fact, within the limits of their respective terms of office.

Paragraph 1 – The acts for which these Bylaws require prior authorization from the Board of Directors can only be performed if this condition is met.

Paragraph 2 – The Company may be represented by only one (1) Director or one (1) attorney-in-fact in the following cases:

a.	when the act to be practiced requires singular representation, it will be represented by any Officer or attorney-in-fact with special powers;

b.	when it comes to hiring service providers or employees; and

c.	when it comes to receiving and settling amounts due to the Company, issuing and negotiating, including endorsing and discounting bills related to its sales, as well as in the cases of correspondence that does not create obligations for the Company and the practice of simple routine administrative acts, including those practiced before government departments, mixed economy companies (Sociedades de Economia Mista), the Federal Revenue Service (Secretaria da Receita Federal), State Treasury Offices (Secretaria das Fazendas Estaduais), Municipal Treasury Offices (Secretaria das Fazendas Municipais), Commercial registries (Juntas comerciais), all judicial offices, in any instance, National Institute of Social Security (Instituto Nacional do Seguro Social – INSS), Unenployment Compensation Fund (Fundo de Garantia por Tempo de Serviço – FGTS) and their collecting banks, and others of an identical nature.

Paragraph 3 – The Board of Directors may authorize the practice of other acts binding the Company by only one of the members of the Board of Officers or an attorney-in-fact, or further, by adopting criteria of limited competence, which restrict, in certain cases, the representation of the Company to a single Officer or one attorney-in-fact.

Paragraph 4 – In the appointment of attorneys, the Company may observe the following:

a.	all powers of attorney shall be granted by the Chief Executive Officer, or his designee, jointly with any other Officer;

b.	the granting of any power of attorney will be subject to the prior approval of the Board of Directors; and

c.	all powers of attorneys must specify the extent of the powers granted, as well as its term, except in cases of ad judicia powers of attorney, which can be granted for an indefinite term.

Paragraph 5 – The Company may not be represented exclusively by attorneys-in-fact in the sale of real estate properties, assignment of real rights, or the granting of real rights for guarantee of loans, only if jointly with an Officer of the Company.

Paragraph 6 – Acts performed in violation of the provisions of this Article shall not be valid, nor shall they bind the Company.

CHAPTER V

FISCAL COUNCIL

Article 29 – The Fiscal Council will operate on a permanent basis, always complying with the provisions set forth in the applicable law, in these Bylaws, and in the internal rules of the Fiscal Council.

Sole Paragraph – The remuneration of the members of the Fiscal Council will be set by the Ordinary General Shareholders’ Meeting that elects them, pursuant to paragraph 3 of article 162 of Corporation Law.

Article 30 – The Fiscal Council shall be comprised of three (3) to five (5) effective members and an equal number of alternates, whether shareholders or not, elected and dismissible at any time by the General Shareholders’ Meeting. In case the Company has a controlling shareholder or a group of controlling shareholders, the provisions of paragraph 4 of article 161 of Corporation Law shall apply.

Paragraph 1 – Shareholders who do not hold Material Equity Interest in the Company will be assured the right to elect, in a separate vote, one (1) effective member to the Fiscal Council and its respective alternate.

Paragraph 2 – The members of the Fiscal Council will have a unified term of office of one (1) year, reelection being allowed.

Paragraph 3 – At its first meeting, the members of the Fiscal Council will elect its chairman.

Paragraph 4 – The investiture of the members of the Fiscal Council will be conditioned to the prior signature of the term of investiture, which will contain their subjection to the arbitration clause set forth in Article 53 of these Bylaws, as well as the compliance with the applicable legal requirements.

Article 31 – The Fiscal Council will meet, in accordance with the applicable law, whenever necessary and will analyze, at least quarterly, the financial statements and financial information.

Paragraph 1 – Regardless of any formalities, a meeting will be considered regularly called when all members of the Fiscal Council attend it.

Paragraph 2 – The Fiscal Council resolves by an absolute majority of votes, with the majority of its members present.

Paragraph 3 – The Fiscal Council members can be replaced, in their absences and impediments, by their respective substitutes.

Article 32 – In the event of a vacancy in the position of Fiscal Council member, the respective substitute will take his place; if there is no substitute, the General Shareholders’ Meeting will be called to proceed with the election of a member for the vacant position.

CHAPTER VI

AUDIT COMMITTEE

Article 33 – The Audit Committee is a collective advisory body directly linked to the Board of Directors, which exercises its functions in accordance with the provisions of these Bylaws, its internal regulations, and the applicable CVM and B3 regulations.

Article 34 – The Audit Committee shall operate on a permanent basis and shall be composed of three (3) members, with a term of office of two (2) years, reelection being allowed, appointed and dismissed by the Board of Directors, and shall observe the following requirements: (i) at least one (1) of the members of the Audit Committee shall also be member of the Board of Directors, (ii) at least one (1) of the members of the Audit Committee shall not be member of the Board of Directors; (iii) at least one member of the Audit Committee (1) shall have recognized experience in corporate accounting matters, and (iv) the majority of the Audit Committee shall be comprised by independent members, as defined by CVM Resolution No. 23, of February 25, 2021 (“CVM Resolution 23”), or the regulation that replaces it. Having exercised a term of office for any period and not being reelected, the members of the Audit Committee may only rejoin such body after at least 3 (three) years have elapsed from the end of the term of office. Nevertheless, the members of the Audit Committee cannot remain in their positions for more than 10 (ten) years.

Paragraph 1 – Officers of the Company, controlled companies, controlling shareholders, affiliates or companies under common control are not allowed to participate as members of the Audit Committee.

Paragraph 2 – The same member of the Audit Committee may accumulate both characteristics set forth in the main section.

Paragraph 3 – The members of the Audit Committee must meet the requirements set forth in article 147 of Corporation Law.

Paragraph 4 – The Audit Committee will be coordinated by a coordinator appointed upon the appointment of the members of the Audit Committee.

Paragraph 5 – The Audit Committee will have its own budget approved by the Board of Directors, destined to cover expenses with its functioning and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent specialist is required.

Paragraph 6 – The Audit Committee should meet whenever necessary, but at least bimonthly, so that the accounting information is always appreciated before it is disclosed.

Paragraph 7 – The provisions of article 22, paragraph 3 of the Novo Mercado Listing Regulation must be observed.

Article 35 – The Audit Committee shall have responsibility to convene upon the following matters, among others:

I	issue an opinion on the engagement or dismissal of independent outside auditors or any other service;

II	oversee the activities of the independent auditors, to evaluate (a) their independence; (b) the quality of the services provided; and (c) the suitability of the services provided, pursuant to the needs of the Company;

III	assess and monitor the quality and integrity of the quarterly information, interim statements, and financial statements;

IV	monitor and supervise the activities of the Company’s internal audit and internal controls team;

V	supervise the activities of the team responsible for the preparation of the financial statements;

VI	monitor the quality and integrity of: (a) the internal control mechanisms; and (b) the information and measurements disclosed based on adjusted accounting data, and non-accounting data, which may add not foreseen elements in the usual financial statement reporting structure;

VII	assess and monitor the risk exposures of the Company, including requiring detailed information from policies and procedures related to: (a) management compensation; (b) use of assets of the Company; and (c) expenses incurred on behalf of the Company;

VIII	appraise, monitor and recommend to the management the correction or improvement of the internal policies of the Company, including the Policy for Transactions with Related Parties (Política de Transações com Partes Relacionadas), in compliance with the provisions of article 31-D, item V, of CVM Resolution No. 23, or the regulations that may alter it; and

IX	prepare an annual summary report to be presented jointly with the financial statements, containing a description of: (a) the meetings held, their activities, the main issues discussed, the results and conclusions reached, and the recommendations made; and (b) any situations in which there is significant disagreement between the management of the Company, independent auditors, and the Audit Committee regarding the financial statements of the Company.

Paragraph 1 – The Audit Committee must have the means to receive and handle information, including confidential information, internal and external to the Company about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, with provision for specific procedures to protect the provider and the confidentiality of the information.

Paragraph 2 – The internal regulation of the Audit Committee will contain a forecast of its functions, as well as its operational procedures.

CHAPTER VII

ALLOCATION OF PROFITS

Article 36 – The fiscal year begins on July 1 and ends on June 30 of each year.

Sole Paragraph – At the end of each fiscal year, the Board of Officers will cause the financial statements of the Company to be prepared, in compliance with the relevant legal provisions.

Article 37 – Together with the financial statements for each year, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal for the allocation of the annual net income (lucro líquido anual), calculated after deducting the participations referred to in article 190 of the Corporation Law and in Paragraph 2 of this Article, adjusted for purposes of calculating dividends, pursuant to article 202 of Corporation Law, observing the following order of deduction:

a.	a minimum of five percent (5%) of the annual net income shall be retained as legal reserve (reserva legal) until it reaches the percentage of at least twenty percent (20%) of the capital stock. In the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserve (reserva de capital) exceeds thirty percent (30%) of the capital stock, the allocation of a portion of the net income of the year in the legal reserve shall not be mandatory;

b.	the portion necessary for the payment of a mandatory dividend shall not be lower, each year, than twenty-five percent (25%) of the adjusted net income (lucro líquido ajustado), pursuant to article 202 of Corporation Law; and

c.	the remaining part of the adjusted net income shall be destined to the Investment and Expansion Reserve (Reserva para Investimento e Expansão), based or not on a capital budget approved by the General Shareholders’ Meeting, pursuant to article 196 of Corporation Law. The amounts registered in this reserve may be used as ballast for the acquisition by the Company of shares of its own issuance, under the terms of share buyback programs approved by the Board of Directors.

Paragraph 1 – The balance of profit reserves, except for unrealized profit reserves and reserves for contingencies, cannot exceed the capital stock of the Company. Once this maximum limit is reached, the General Shareholders’ Meeting may decide on the application of the surplus in the payment of the capital stock, the increase of the capital stock or even on the distribution of dividends.

Paragraph 2 – The General Shareholders’ Meeting may assign to the members of the Board of Directors and the Board of Officers a share in the profits of the Company, after deducting the accumulated losses and the provision for income tax and social contribution, pursuant to applicable law.

Article 38 – By proposal of the Board of Officers, approved by the Board of Directors, ad referendum of the General Shareholders’ Meeting, the Company may pay or credit interest to the shareholders, as remuneration of the equity of the latter, in compliance with the applicable legislation. Any amounts thus disbursed may be charged to the amount of the mandatory dividend provided for in these Bylaws.

Paragraph 1 – If interest is credited to shareholders during the fiscal year, the shareholders will be offset against the dividends to which they are entitled and will be assured of payment of any remaining balance. Should the amount of the dividends be less than the amount credited to them, the Company may not charge the excess balance to the shareholders.

Paragraph 2 – The effective payment of interest on capital (juros sobre o capital próprio), having been credited during the fiscal year, will be made by resolution of the Board of Directors in the same or the next fiscal year, but no later than the dividend payment dates.

Article 39 – The Company may draw up balance sheets on a half-yearly basis or at shorter periods, and may declare upon resolution of the Board of Directors:

a.	intercalary dividends (dividendos intercalares) or interest on capital to the retained earnings account, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached), provided that the total amount of dividends and interest on capital paid in each semester of the fiscal year does not exceed the amount of the capital reserve; and

b.	interim dividends or interest on capital based on the balance of the profit reserves, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached).

Article 40 – The General Shareholders’ Meeting may resolve on the capitalization of the profit or capital reserve, including those established in interim balance sheets, pursuant to the applicable law.

Article 41 – Dividends not received or claimed shall prescribe within three (3) years from the date on which they were made available to the shareholder and shall revert to the Company.

CHAPTER VIII

SALE OF SHAREHOLDING CONTROL

Article 42 – For the purposes of this Chapter, the following capitalized terms shall have the following meanings:

a.	“Acquirer of Material Shareholding” means any individual, including, without any limitation, any legal or natural person, legal entities, investment funds, condominium, securities portfolio, universality of rights or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Group of Shareholders that acquire shares of the Company, pursuant to Article 44 of these Bylaws.

b.	“Group of Shareholders” means the group of people (i) bounded by agreements or agreements on voting rights of any nature, directly or by means of controlled companies, controlling companies or companies under common control; (ii) between which there is a control relationship; or (iii) under common control.

c.	“Material Shareholding” means the ownership of shares issued by the Company, in the amount equal to or greater than twenty percent (20%).

Article 43 – The direct or indirect sale of the control of the Company, whether by means of a single transaction or successive transactions, must be contracted under the condition that the acquirer of control undertakes to hold a PTO for the shares of all other shareholders and holders of securities convertible into shares, pursuant to the conditions and deadlines provided for in the regulations in force and in the Novo Mercado Listing Regulation, so as to ensure them equal treatment with the seller of the control.

Sole Paragraph – If the acquisition of control also subjects the acquirer of control to hold the PTO required by Article 44 of these Bylaws, the acquisition price of PTO shall be the highest between the prices determined pursuant to this Article 43 and Article 44, Paragraph 2 of these Bylaws.

Article 44 – Any Acquirer of Material Shareholding who acquirers or becomes holder of shares issued by the Company, in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company shall within a maximum of sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of the shares in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company, hold a PTO of all shares issued by the Company, pursuant to the provisions of the applicable CVM regulations, notably CVM Resolution No. 85, of March 31, 2022 (“CVM Resolution 85”), the regulations of B3 and the terms of these Articles, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period.

Paragraph 1 – The PTO shall be (i) addressed instinctively to all shareholders of the Company; (ii) carried out in an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph 2 below; and (iv) paid in cash, in national currency, against the acquisition in the PTO of shares issue by the Company.

Paragraph 2 – The acquisition price of each share issued by the Company in the PTO may not be lower than the highest value between (i) the economic value determined in an appraisal report; (ii) one hundred and fifty-percent (150%) of the issuance price of the shares in the most recent capital increase carried out through public distribution occurred in the period of twenty-four (24) months that precedes the date in which it becomes mandatory to carry out the PTO pursuant this Paragraph 2, duly restated at the positive variation of the Extended Consumer Price Index – IPCA until the payment; and (iii) one hundred and fifty-percent (150%) of the weighted average of the average share price reached by the shares issued by the Company during the period of ninety (90) trading days prior to the holding of the PTO on the stock market on which there is the highest volume of trading of shares issued by the Company.

Paragraph 3 – The holding of a PTO mentioned on main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, formulating a competing PTO, under the terms of the applicable regulation.

Paragraph 4 – The Acquirer of Material Shareholding shall be obliged to comply with any demands, request or requirements made by CVM, formulated based on the applicable legislation related to PTO, within the maximum terms prescribed in the applicable regulation.

Paragraph 5 – In the event the Acquirer of Material Shareholding does not comply with the obligations imposed by this Article, including the ones concerning with the deadlines regarding the holding of the PTO, the Board of Directors of the Company shall convene a General Shareholders’ Meeting, in which the Acquirer of Material Shareholding will not be allowed to vote, to resolve on the suspension of the exercise of the rights of the Acquirer of Material Shareholding, who has not complied with its obligations imposed by this Article and pursuant to article 120 of Corporation Law, without prejudice to the liability of the Acquirer of Material Shareholding for losses and damages caused to the other shareholders as a result of the noncompliance with the obligations imposed by this Article.

Paragraph 6 – Any Acquirer of Material Shareholding who acquires or becomes the holder of other rights, including usufruct or trust, over the shares issued by the Company in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company shall also be obliged within a maximum sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of such rights over the shares issued by the Company in the amount equal to or greater than twenty percent (20%) of the total shares issued by the Company, hold a PTO under the terms described in this Article, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period.

Paragraph 7 – The obligations set forth in article 254-A of Corporation Law and Article 41 of these Bylaws do not exclude the compliance by the Acquirer of Material Shareholding with the obligations set forth in this Article, except as provided in Article 46 and 47 and of this Bylaws.

Paragraph 8 – The provisions of this Article shall not apply in the event of person becoming the holder of shares issued by the Company in an amount exceeding twenty percent (20%) of the total shares issued by the Company as a result of (i) legal succession, under the condition that the shareholder sells the excess shares within sixty (60) days from the material event; (ii) corporate reorganization within the Company’s economic group, including, without limitation, the assignment and/or transfer of shares issued by the Company between controlled companies and controlling companies or companies under common control; (iii) merger of a company by the Company or the merger of the shares of another company by the Company; or (iv) subscription of shares of the Company, carried out in a single primary issuance, approved at a General Shareholders’ Meeting of the Company, called by the Board of Directors and whose capital increase proposal has determined the price of issuance of the shares based on the economic value obtained from an economic and financial valuation report of the Company conducted by a specialized company with proven experience in the valuation of publicly-held companies.

Paragraph 9 – For the purpose of calculating the percentage of twenty percent (20%) of the total shares issued by the Company described in the main section of this Article, involuntary shareholding increases resulting from the cancellation of treasury shares or the reduction of the capital stock of the Company with the cancellation of shares shall not be computed.

Paragraph 10 – Should CVM regulation applicable to the PTO set forth in this Article determine the adoption of a calculation criteria for determining the acquisition price for the shares of the Company that results in an acquisition price higher than the one determined pursuant to Paragraph 2 of this Article, said acquisition price calculated pursuant to CVM regulation shall prevail in the execution of the PTO set forth in this Article.

Paragraph 11 – Any amendment that restricts the right of the shareholders to hold a PTO, as provided for in this Article, or the exclusion of this Article shall oblige the shareholders who voted in favor of such amendment or exclusion in the resolution at the General Shareholders’ Meeting to hold the referred PTO provided for in this Article.

Article 45 – The costs of preparing the required appraisal report shall be borne in full by those responsible for holding the PTO for the acquisition of the shares, as the case may be.

Article 46 – A single PTO may be carried out aiming more than one of the purposes set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM, as long as it is possible to make the procedures of all PTO modalities compatible, there is no prejudice to the addressees of the offer, and the authorization of CVM is obtained when required by the applicable legislation.

Article 47 – The Company or the shareholders responsible for conducting the PTO set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM may ensure its execution through any shareholder, third-party and, as the case may be, by the Company itself. The Company or the shareholder, as the case may be, shall not be released from the obligation to carry out the PTO until it is concluded in compliance with the applicable rules.

Article 48 – In the event of the filing of any PTO referred to in this Chapter, all shares eventually resulting from the exercise of subscription warrants issued by the Company shall be included as an object, pursuant to article 15 of CVM Resolution 85, and the Company shall ensure to the holders of the referred subscription warrants the right to subscribe and receive the shares object of subscription warrants within ten (10) business days after the communication to this effect.

CHAPTER IX

DESLISTING FROM THE NOVO MERCADO

Article 49 – The delisting of the Company from Novo Mercado may occur, pursuant to Article 50 and Article 51 below, due to:

I	decision by the controlling shareholder or the Company;

II	failure to discharge the obligations of the Novo Mercado Listing Regulation; and

III	cancellation of the Company’s CVM registration as a public company or of its CVM category conversion, in which case the provisions of the aplicable laws must be observed.

Article 50 – Voluntary delisting from Novo Mercado only will be granted by B3 if it is preceded by a PTO that follows the procedures required by CVM Resolution 85 for cancellation of registration as a public company and by the Novo Mercado Listing Regulation.

Sole Paragraph – Voluntary delisting from Novo Mercado may occur regardless of whether the PTO is held if a waiver is approved by a General Shareholders’ Meeting, pursuant to the terms and conditions of Article 13 above.

Article 51 – Application of the sanction of compulsory delisting from Novo Mercado depends on the holding of a PTO with the same characteristics as the PTO arising from voluntary delisting from Novo Mercado, pursuant to Article 50 above.

Sole Paragraph – If the percentage of one third (1/3) of the Free Float for delisting from Novo Mercado is not reached after the PTO is held, trading in the shares of the Company on the segment may continue for six (6) months after the PTO without prejudice to the application of a monetary penalty.

CHAPTER X

CORPORATE RESTRUCTURING

Article 52 – In the event of a corporate reorganization involving transfer of the shareholder base of the Company, the resulting companies must apply for listing on Novo Mercado within one hundred and twenty (120) days of the date of the General Shareholders’ Meeting that approves the reorganization.

Sole Paragraph – If the reorganization involves resulting companies that do not intend to apply for listing on Novo Mercado, this structure must be approved by a majority of the shareholders of the Company holding Free Float shares and present at the General Shareholders’ Meeting.

CHAPTER XI

ARBITRAL TRIBUNAL

Article 53 – The Company, its shareholders, managers, members of the Fiscal Council, effective and/or alternates, if any, undertake to seek arbitration by the Market Arbitration Chamber of Novo Mercado, and to abide by its rules in order to resolve any dispute that may arise relating to their status as issuer, shareholder, management and Fiscal Council members, especially in light of the provisions of Law No. 6.385, of December 7, 1976, as amended, Corporation Law, these Bylaws, the rules issued by the National Monetary Council (CMN), the Central Bank of Brazil (BCB) and by the CVM, as well as other rules applicable to the securities market in general, the rules applicable to the Novo Mercado Listing Regulation and other regulation established by B3 and the Novo Mercado participation agreement.

CHAPTER XII

COMPANY’S LIQUIDATION

Article 54 – The Company will go into liquidation in the cases determined by law, and the General Shareholders’ Meeting will be responsible for electing the liquidator or liquidators, as well as the Fiscal Council that must operate during this period, in compliance with the legal formalities.

CHAPTER XIII

GENERAL AND TRANSITORY PROVISIONS

Article 55 – Silent cases and unforeseen events not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and regulated in accordance with the provisions of the Corporation Law and the Novo Mercado Listing Regulation.

Article 56 – The Company is strictly prohibited from granting financing or guarantees of any kind to third parties, in any way, for activities other than the corporate interests.

Article 57 – The provisions of Article 44 of these Bylaws do not apply to the Founding Shareholders and their successors, applying exclusively to those investors who acquire shares and become a shareholder of the Company after the effective date of the adhesion and listing of the Company on the Novo Mercado.

Paragraph 1 – For purpose of clarity, the rights set forth in the main section of this Article shall not be transferred in any case to third parties who acquire shares issued by the Company that are currently held by the Founding Shareholders or their successors.

Paragraph 2 – For purpose of this Article, “Founding Shareholders” means the shareholders of the Company who held Material Shareholding, by the date of publication of the announcement of the commencement of the public distribution of shares, object of the registration request filed at CVM on October 26, 2005, under number RJ/2005 – 07556 (Commencement Announcement).

* * *

EXHIBIT II

TO THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON OCTOBER 24, 2023

Shareholder statements received by the Company

“ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS HELD ON OCTOBER 24, 2023, AT 2 P.M.

Statement

The Charles River Fundo de Investimento de Ações (CNPJ No. 14.438.229/0001-17) and the Nordland Fundo de Investimento de Ações - BDR NÍVEL I – INVESTIMENTO NO EXTERIOR (CNPJ No. 38.537.602/0001-55) (“Funds”) expressed support for the nominees for the Board of Directors as per the management’s proposal, as item 4 of the Annual Shareholders’ Meeting. However, they request to be recorded in the minutes that the favorable vote does not imply an endorsement of the independence status of said nominees, which was assessed by the Board of Directors, as clarified by the President of the Board of the Meeting.”

and

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS HELD ON OCTOBER 24, 2023, AT 2 P.M

PROTEST

1. CHARLES RIVER ADMINISTRADORA DE RECURSOS FINANCEIROS LTDA., a company authorized by the Securities and Exchange Commission (“CVM”) to provide portfolio management services and registered with CNPJ under number 17.723.993/0001-22 (“Charles River”), hereby, as the manager of the Charles River Fundo de Investimento de Ações (CNPJ No. 14.438.229/0001-17) and the Nordland Fundo de Investimento de Ações - BDR NÍVEL I – INVESTIMENTO NO EXTERIOR (CNPJ No. 38.537.602/0001-55 (“Funds”), with reference to the Annual and Extraordinary General Shareholders’ Meeting of the Company held on October 24, 2023 (“Meeting”), wishes to present to the President of the Board of the Meeting its protest regarding the calculation of the votes of the Funds in the consolidated remote voting map related to the Meeting disclosed by the Company on October 23, 2023 (“Consolidated Voting Map”).

2. According to contacts made with the Company’s representatives on this date, upon analyzing the Consolidated Voting Map, we identified that a portion of the Funds’ votes, submitted through remote voting ballots directly sent to the Company, were not accurately counted.

3. In this regard, we note that the Funds duly submitted the remote voting ballots to the Company, both with respect to the matters of the Annual Shareholders’ Meeting and the matters of the Extraordinary General Shareholders’ Meeting, on October 13, 2023.

4. Specifically in the case of the ballot containing matters of the Annual Shareholders’ Meeting, the Funds voted ‘No’ on item 7, which inquired the following:

“7. In the event of the adoption of the multiple voting process, should the votes corresponding to your shares be distributed equally among the members of the slate you have chosen?”

5. In this matter, by choosing the ‘No’ option, the Funds expressly decided not to distribute their votes equally among the candidates for the Board of Directors who are part of the slate, in the event that the multiple voting process was adopted. Furthermore, in accordance with the ballots sent to the Company, the Funds expressly stated that in case of the adoption of the multiple voting process, their votes should be distributed as follows: (i) 50% for the candidates Eliane Aleixo Lustosa de Andrade (Sitting - Independent) / Janine Meira Souza Koppe Eiriz (Alternate); and (ii) 50% for the candidates Isabella Saboya de Albuquerque (Sitting - Independent) / Sérgio Werneck Filho (Alternate).

6. Taking these considerations into account and considering that the votes counted in item 8 of the Consolidated Voting Map do not reflect the distribution expressly guided by the Funds, Charles River requested, prior to the holding of this Meeting, that the Consolidated Voting Map should have been resubmitted to identify these votes.

7. Even if the election of the Board of Directors resolved on this Meeting does not take place through the multiple voting process, Charles River considers it important to note that the Consolidated Voting Map should accurately reflect the voting instructions sent by the Funds on this item as well.

8. In this regard, Charles River emphasizes the importance of the voting instructions sent via remote voting ballot, which were previously disclosed to the market in compliance with CVM Resolution No. 81/2022 (“RCVM 81”), accurately reflecting the vote distributions in the scenario of a potential multiple voting process.

9. In the view of Charles River, this issue should be raised regardless of whether the multiple voting process has been adopted or not.

10. This is because this issue – that is, the accuracy of the Consolidated Voting Map – is important not only to ensure the proper counting of votes at the end of the meeting, guaranteeing the exercise of the voting rights of all shareholders, including those who participated via remote voting ballots.

11. Furthermore, the accurate prior disclosure of the voting instructions contained in the remote voting ballots is important even to allow other shareholders to see the positions taken by voting shareholders, which can be decisive or at least considered by other shareholders when defining their own voting strategies during a meeting, especially in elections for members of the Board of Directors, where shareholder coordination can be important for the election of candidates.

12. In light of the above, we reiterate the request for the Consolidated Voting Map to be resubmitted to include the votes of all shareholders who, as well as the Funds, marked ‘No’ on item 7 of the ballot for Annual Shareholders’ Meeting matters.

13. Finally, we request this protest to be received by the President and to be clearly identified and mentioned in the minutes of the Meeting, and, in addition to being filed at the Company’s headquarters, it should be submitted for filing with the Public Registry of Commercial Companies and disclosure, in accordance with applicable regulations, along with the minutes of the Meeting.

Rio de Janeiro, October 24, 2023.

CHARLES RIVER ADMINISTRADORA DE RECURSOS FINANCEIROS LTDA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2024	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO